Exhibit 99.1

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces

the First Offshore Wind Power Project Connects to Grid

(Hong Kong, September 15, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that the first offshore wind power project has connected to the grid and begun to generate power.

The offshore wind power project is located in the sea area nearby Jiangsu Province. The central location of wind farm is about 39 kilometers away from the coast, with a water depth of 12 meters. With a total installed capacity of 300 MW, the project is planned to be equipped with 67 wind turbines. To date, the first batch of wind turbines has connected to grid. The project is scheduled to fully come into on-grid production by the end of 2020, with its annual on-grid power generation expected to reach approximately 860 million kWh. It is estimated to save 279,000 tons of standard coal equivalent, and reduce CO2 emissions by 571,000 tons per year, comparing with conventional coal-fired thermal power plant with the same generating capacity.

The grid-connected of first offshore wind power project indicates that the Company’s steady progress in promoting energy transformation and implementing its green and low-carbon strategy. It will also provide a clean energy supply for the green development of the Yangtze River Delta Region.

CNOOC Limited holds 47% interest of the jointly developed offshore wind power project in Jiangsu Province.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com